

Distribution Date   July 2, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Units	Beginning Principal/Unit Amount	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
A Units	$25,000,000.00	$0.00	$25,000,000.00	6.87500%	30/360	$859,375.00	$0.00	$859,375.00
B Units	3,365 Units	$0.00	$3,365,000.00	47.771 Rate per Unit	30/360	$160,749.42	$0.00	$160,749.42

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.58

Underlying Security	AON CORP 8.205% 1/01/27 037389AK9
Payment Dates	June/December or NBD
Current Principal Balance	$25,000,000.00
Annual Coupon Rate (Fixed)	8.20500%
Interest Payment Received	$1,025,625.00

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
03738Q204	Baa3 (Watch Neg)	BBB- (Watch Neg)		Baa3	2-Feb-05	BBB-	21-Nov-08
03738QAA3	Baa3 (Watch Neg)	BBB- (Watch Neg)		Baa3	2-Feb-05	BBB-	21-Nov-08
Underlying Security	Baa3 (Watch Neg)	BBB- (Watch Neg)		Baa3	10-Jul-09	BBB-	20-Nov-08

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.